UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BARNES GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

067806-10-9

(CUSIP Number)

Thomas O. Barnes, 123 Main Street, Bristol, CT 06010, (860) 583-7070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067806-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas O. Barnes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person with	7. Sole Voting Power 1,828,133 8. Shared Voting Power 0 9. Sole Dispositive Power 563,662 10. Shared Dispositive Power 1,264,471

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,828,133
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer

This schedule 13D relates to the Common Stock, $0.01 par value (the “Common Stock”) of Barnes Group Inc. (the “Company”) whose principal executive offices are located at 123 Main Street, Bristol, CT 06010.

Item 2. Identity and Background

(a)	The Reporting Person is Thomas O. Barnes (the “Reporting Person”).

(b)	The business address of the Reporting Person is 123 Main Street, Bristol, CT 06011-0489.

(c)	The Reporting Person is the Chairman of the Board of Directors of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On August 12, 2005, the Reporting Person became the co-trustee with Bank of America of various family trusts (the “Trusts”), which held in the aggregate on that date 1,466,862 shares of Common Stock of the Company. The Reporting Person received no consideration for assuming the position of co-trustee of the Trusts.

Item 4. Purpose of Transaction

The purpose of the transaction that resulted in the Reporting Person becoming a beneficial owner of the shares held in the Trusts was to serve as the co-trustee of the Trusts. The Reporting Person has no specific plans at this time for the acquisition or disposition of securities of the Company. The Reporting Person, however, may from time to time in the future acquire or dispose of such securities for his own benefit or the benefit of the Trusts or other entities with which he is associated when personal needs, or the needs or investment objectives of the Trusts or other entities, warrant such transactions. Except as stated above, the Reporting Person has no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	To the knowledge of the Reporting Person, as of August 2, 2005, there were 23,637,948 shares of Common Stock of Barnes Group Inc. The Reporting Person beneficially owned on the date this report was filed, 1,828,133 shares of Common Stock of the Company, representing 7.8% of the outstanding common stock.

(b)	As of August 12, 2005, the Reporting Person has the sole power to vote or to direct the vote of 563,662 shares, shared power to dispose or to direct the disposition of 1,828,133 shares of Common Stock.

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(c)	Other than becoming co-trustee of the Trusts, which resulted in the Reporting Person becoming the beneficial owner of the securities held by the Trusts, the Reporting Person has not effected any transaction involving the Company’s Common Stock during the past 60 days.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. None of such other persons has any right or power relating to more than five percent of the total amount of Common Stock outstanding.

(e)	Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2005
Date

/s/ Thomas O. Barnes
Signature

Thomas O. Barnes, Chairman of the Board
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall by typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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